SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem net income in 1Q08 reaches R$83 million

EBITDA in 1Q08 of R$583 million

São Paulo, Brazil, May 7, 2008 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces today its results for the first quarter of 2008 (1Q08).

This release is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the respective elimination of the minority interests at all these companies, as well as the proportional consolidation (in accordance with CVM Instruction 247) of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. To enable analysis of the results in relation to prior periods, data for 1Q07 are stated on a pro-forma basis.

The information used to prepare the pro-forma financial information is derived from financial interim statements reviewed by independent external auditors.

On March 31, 2008, the Brazilian real/U.S. dollar exchange rate was R$ 1.7491/US$ 1.00.

1. HIGHLIGHTS:

1.1 Brazilian resin market grew 10% in 1Q08:
Brazilian thermoplastic resins (PE, PP and PVC) demand grew 10% in 1Q08 compared to 1Q07, leveraged by the growth in the Brazilian economy, driven mainly by agribusiness, automotive, construction and electronics industries, and also by the increase in the available income.

1.2 Domestic resin sales grew 7% in 1Q08:
Braskem domestic sales volume for resins rose to 506,000 tons in the quarter, 7% higher than in 1Q07, following the Brazilian market growth, where imports also played an important role. The growth in resin sales once again was led by PVC sales, which posted year-on-year growth in the quarter of 13%.

1.3 Resins production reached 704,000 tons in 1Q08:
Thermoplastic resins production in 1Q08 was 704,000 tons, 1% above production volume in 1Q07. PVC production volume was a record of 130,000 tons, an 8% growth compared to 4Q07, when PVC production had already posted a record high. The PVC capacity utilization rate rose to 104%, demonstrating the efforts made over the last year to increase the production and reliability of plants and prioritize the production of more productive grades.

1.4 Fixed expenses reduction in 1Q08:
The Company is committed to reduce its fixed expenses and to improve its competitiveness. In this 1Q08, selling, general and administrative expenses in 1Q08 were down R$83 million in relation to 1Q07, reflecting lower export sales volume during the period and the effects of the program to reduce fixed costs.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (55 11) 3576 9178	Phone: (55 11) 3576 9744	Phone: (55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

1.5 More than R$77 million in synergies captured through 1Q08:
As part of its program to integrate the petrochemical assets of the Ipiranga Group acquired in March of last year, Braskem confirms the estimated net present value of the synergies in US$ 1.1 billion while the Company has been focused in accelerating this capture. As of March 2008 had achieved annual and recurring gains in EBITDA of approximately R$77 million. The company also captured more than R$59 million in other annual and recurring cash gains.

1.6 EBITDA1 reaches R$583 million in 1Q08:
Braskem recorded EBITDA of R$583 million in 1Q08, with margin over net revenue of 13.2%, in line with 4Q07. Comparing to 1Q07, EBITDA was negatively impacted by R$467 million due to higher naphtha costs and by R$108 million due to lower revenue from aromatics (BTX). The growth in domestic resin volumes, which accompanied the growth in the market, and the better prices paid in the international and domestic markets partially mitigated these negative impacts.

1.7 Net Income in 1Q08 grows by 204% versus 4Q07 to R$83 million
Braskem consolidated net income was R$83 million in 1Q08, an increase of 204% from net income of R$27 million posted in 4Q07 and contracting by 35% against the net income in 1Q07.

Key Indicators	Unit	1Q08	4Q07	1Q07	Change%	Change%
		(A)	(B)	(C)	(A/B)	(A/C)

Net Revenue	R$ million	4,410	4,809	4,424	(8)	(0)
EBITDA	R$ million	583	648	853	(10)	(32)
EBITDA Margin	%	13.2%	13.5%	19.3%	-0.3 p.p.	-6.1 p.p.
Net Profit	R$ million	83	27	127	204	(35)

1.8 Braskem inaugurates Paulínia unit:
On April 25, 2008, Braskem inaugurated a new polypropylene production unit in Paulínia, which is located in São Paulo state, the largest resin consumption market in South America. With the operational startup of this industrial unit, which has annual production capacity of 350,000 tons, Braskem further strengthens its leadership position in the Latin American polypropylene market, increasing its annual capacity in this product to 1.1 million tons and once again confirming its ability to manage projects within the initially planned costs and timetable.

1.9 Braskem concludes the acquisition of the petrochemical assets of the Ipiranga Group:
On February 27, 2008, Braskem concluded the acquisition of 60% of the petrochemical assets of the Ipiranga Group, represented by the 60% interest in Ipiranga Química. As a result of this transaction, Braskem now holds a direct interest of 60% in Ipiranga Química, an indirect interest of 60% in Ipiranga Petroquímica, and a direct and indirect interest of 62.7% in Copesul. The conclusion of the acquisition of these petrochemical assets resulted in the final payment of R$638 million, and allows the Investment Agreement signed with Petrobras in November of last year to be implemented. Under this agreement, the interests held by Petrobras and Petroquisa corresponding to 40% of the petrochemical assets of the Ipiranga Group, 40% of Petroquímica Paulínia, as well as the option for the interest in Petroquímica Triunfo, will be transferred to Braskem, in exchange for approximately 103.4 million shares in Braskem.

1.10 SEAE and SDE recommend to CADE approval of the investment agreement between Braskem and Petrobras:
On April 9, 2008, the Economic Oversight Department (SEAE) of the Ministry of Finance and the Economic Law Department (SDE) of the Ministry of Justice recommended to the Administrative Council of Economic Defense (CADE), -trust Brazil’s and competition authority,anti the approval with no restrictions of the investment agreement between Petrobras and Braskem announced in November of last year. The two executive departments, which jointly conducted the analysis, stated that the operations scheduled to happen in the investment agreement do not pose any risks to fair competition and gave their unqualified approval. The next step will be the evaluation by CADE.

____________________
1 EBITDA may be defined as earnings before financial result, income tax and social contribution tax, depreciation and amortization, and before non-operating income. EBITDA is used by the Company’s cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporate Law or U.S. Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

1.11 Braskem concludes sale of its stake at Petroflex:
On April 1, Braskem, Unipar and other selling shareholders concluded the sale of their stakes at Petroflex to Lanxess. The operation involved the transfer of 17,102,002 common shares and 7,416,602 class A preferred shares representing 69.68% of the capital stock in Petroflex. The amount paid was R$526.7 million, equivalent to R$22.86 per common share and R$18.29 per class A preferred share. As a result of the operation, Braskem sold 100% of its interests corresponding to 33.57% of the common shares and 33.46% of the preferred shares in Petroflex, which represented a pre-tax gain of R$ 116 million in 1Q08 and cash inflow in April of approximately R$252 million.

1.12 Green Polymer Project moves forward:
On March 28, Braskem announced the production of butene from 100% renewable raw material. The production of biobutene and the development of the technology to use it in the production of polymers enables Braskem to produce a greater range of polyethylenes. This development led the Company to obtain the world’s first linear low-density polyethylene (LLDPE) certified to be made from 100% renewable raw materials, confirming its technological leadership in the production of green polymers and its commitment to sustainable development. The main market for this resin is the flexible packaging (film) segment, which basically serves the food industry.

Another important step by Braskem in its strategy to value renewable raw materials was the announcement at the close of last month of an important technological cooperation agreement with the São Paulo State Research Support Foundation (Fapesp). The objective of this partnership, which will receive investment of R$ 50 million over a five-year period, is to provide incentives to scientists from the best universities and research centers in São Paulo state to conduct research in the field of polymers made from renewable raw materials.

1.13 Braskem receives Best Financial Information Disclosure Practices award:
On March 31, 2008, Braskem received the Top 5 in Financial Information Disclosure Best Practices Award conferred by MZ Consult in the 10th Annual IR Global Rankings. A total of 160 companies from 31 countries participated in the award. The evaluation of best disclosure practices takes into account the quality of the information made available to investors and the market, and is based on the following criteria: operating information, analysis of income, balance sheet and cash flow statements, provision of outlooks, as well as the information disclosure and dissemination channels used by the companies, including investor relations websites.

2. OPERATING PERFORMANCE:

Braskem’s strategy is based on optimal use of -addedits products in more profitable markets and segments.

This effort has enabled the Company to register high levels of operating reliability, as well as reduce volatility in the capacity utilization rates of its plants.

In 1Q08, the PP plants operated at 96% capacity utilization and the PVC plants registered a capacity utilization rate of 104%, confirming the trajectory of improvement in plant operability and making it possible to accompany the growth in the domestic PVC market. On the other hand, PE plants operated at 89%, mainly due to the scheduled maintenance stoppages. The ethylene capacity utilization rate was 95%.

Copesul concluded at the beginning of May the scheduled maintenance stoppage at one of its crackers. Through May 2008, roughly R$170 million were invested in maintenance and improvements to ensure an increase in the reliability and productivity of the plant and higher ethylene and propylene production volumes. In approximately 3 weeks, the Camaçari unit will also begin a scheduled maintenance stoppage at one of its crackers, with expected investment of some R$130 million. In 2Q08, the stocks built up since the close of 4Q07 will be used to ensure the supply of our clients and meet the growth in the Brazilian market. The evolution of capacity utilization rates for the main products of Braskem consolidated is shown below.

In the Polyolefins business, PP production volume was practically in line with 4Q07 and 1Q07, while PE production contracted by 2% versus 4Q07 and by 3% versus 1Q07, primarily due to scheduled maintenance stoppages at the plants.

In the Vinyls business, PVC production in the quarter grew to 130,000 tons, an all-time high and 8% higher quarter on quarter and 12% higher year on year, maximizing the results associated with the favorable moment in the domestic PVC market.

In 1Q08, production in the Basic Petrochemicals business was stable in relation to both 4Q07 and 1Q07. This stable performance was due to better operating reliability of the Basic Petrochemicals unit at Camaçari.

Aromatics (BTX) production volume declined by 9% year on year, due to the scheduled maintenance stoppage at the catalytic reforming unit. In relation to 4Q07, aromatics production was down 6%.

Since the acquisition of Politeno in April 2006 and more recently with the consolidation of the Copesul and Ipiranga Petroquímica assets, Braskem operations have become fully integrated between 2nd generation (thermoplastic resins) and 1st generation (basic petrochemicals). This integration has been providing improved operational reliability and, consequently, better product profitability.

Production Volume	1Q08	4Q07	1Q07	Change%	Change%
(tons)	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)

Polyolefins
• PE´s	397,486	403,736	409,041	(2)	(3)
• PP	175,991	178,457	174,351	(1)	1
• Total (PE´s + PP)	573,477	582,193	583,392	(1)	(2)

Vynils
• PVC	130,023	120,162	116,518	8	12
• Soda	120,228	115,873	113,757	4	6

Basic Petrochemicals
• Ethylene	586,278	581,322	590,071	1	(1)
• Propylene	288,473	288,959	296,683	(0)	(3)
• BTX*	228,966	242,799	251,602	(6)	(9)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. COMMERCIAL PERFORMANCE:

Domestic demand for thermoplastic resins began 2008 with the same growth trend observed in 2007, supported by economic growth and an increase in per-capita disposable income. In 1Q08, domestic demand for resins, as measured by domestic sales + sales with export incentives + imports, grew 10% in relation to 1Q07, led by the growth of 19% in PVC demand, which was driven by the construction industry. Demand in the PE, PP and PVC market totaled 1,048,000 tons in 1Q08.

Compared with 4Q07, demand in the Brazilian market contracted by 2%. In addition, imports reached 233,000 tons in 1Q08, representing an 18% increase versus 4Q07. The appreciation in the Brazilian real against the U.S. dollar benefitted imports of manufactured goods and resins, especially imports from the United States, where the weak economic growth has been stimulating exports of thermoplastic resins. The Company believes that the impact from this threat by the American producers is already reflected in 1Q08 numbers.

Total sales volume of thermoplastic resins (domestic + export sales) at Braskem was 629,000 tons in 1Q08. Domestic resins sales increased by 7% over 1Q07, supported by the growth in Brazilian demand. In relation to 4Q07, however, domestic resin sales declined by 9%, impacted primarily by the temporary increase in imports.

The table below shows total domestic and export sales volumes.

Total Sales Volume	1Q08	4Q07	1Q07	Change%	Change%
(tons)	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)

Polyolefins
• PE´s	336,140	386,958	388,087	(13)	(13)
• PP	171,137	174,913	168,995	(2)	1
• Total (PE´s + PP)	507,277	561,871	557,082	(10)	(9)

Vynils
• PVC	121,422	138,040	120,102	(12)	1
• Soda	107,999	124,371	106,931	(13)	1

Basic Petrochemicals
• Ethylene	106,395	128,858	128,573	(17)	(17)
• Propylene	96,757	113,497	115,156	(15)	(16)
• BTX*	197,078	223,948	219,698	(12)	(10)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

In the Company’s Polyolefins business, year-on-year domestic sales volume in the quarter grew 6%. At the same period, the Brazilian market grew 8%, with imports increasing by 36%. PE and PP exports fell 38% in the same period. This result reflects maximize profitability in its sales strategy andBraskem’s commitment the need to build inventories to secure supply for its customers during the scheduled maintenance stoppages in 2Q08.

Compared with 4Q07, domestic PE and PP sales declined by 7%, given the unusual seasonality in that quarter. Although the market contracted by 7%, Braskem PP sales contracted only by 2%, with an increase in market share. Sales of PE at Braskem fell by 10%, due to the growth in imports of 14% in the period. Exports of both products declined by 18%, reflecting the initial measures to prepare for the scheduled maintenance stoppages at Braskem's naphtha crackers, planned for the first half of the year.

In the Company’s Vinyl business, domestic PVC sales in 1Q08 grew by 13% compared with 1Q07. Braskem operates its PVC plants at full production capacity and has projects to increase this capacity by 50% in order to supply the growing demand for this resin. In the short term, the Company decided to import PVC to supply the domestic market. In 1Q08 PVC imported volume was 12,000 tons.

In relation to 4Q07, Braskem domestic PVC sales fell by 14%, due to the atypical demand registered in the period.

In the company’s Basic Petrochemicals business, due to the higher domestic consumption at the Vinyls unit and the building of inventories for the scheduled maintenance stoppage at Copesul, 1Q08 ethylene sales volume contracted by 17% against 1Q07 and 4Q07. For propylene, given higher domestic consumption of PP production and the supply of propylene to Petroquímica Paulínia, in view of the startup of this unit in early 2Q08, sales volume decreased by 16% year on year and by 15% quarter on quarter.

Aromatics sales volume declined by 10% year on year, mainly owing to the lower production volume due to the scheduled maintenance stoppages in the quarter. Compared with 4Q07, aromatics sales contracted by 12%, impacted by the same factors. With the start of the summer driving season in the United States and its impacts on demand for fuel additives, benzene prices are expected to recover in 2Q08 and 3Q08, with potential positive impacts on the sales volume of this product for Braskem.

4. FINANCIAL PERFORMANCE:

4.1 Net Revenue
Braskem’s consolidated net revenue , in line with net revenue in 1Q07. Excludingin 1Q08 was R$ revenue from Copesul’s condensate in the Ipiranga and Alberto Pasqualini refineries,processing net revenue declined by 1% year on year, or by approximately R$40 million. In dollar terms and excluding condensate processing, net revenue grew by US$400 million, or 20%. This increase was driven by a number of factors, including: (i) a 7% increase in domestic resin sales, and (ii) a 28% increase in the dollar-denominated price of these resins. On the other hand, there was negative performance from lower prices for aromatics, mainly benzene (impact of R$112 million), and the lower ethylene and propylene sales volumes.

The variations in total net revenue between the two periods are shown below:

In relation to 4Q07, consolidated net revenue excluding the condensate resales and in dollar terms declined by 6%, primarily due to the reduction of 10% in total resin sales volume, since the price of these products in R$/ton remained stable in relation to the prior quarter. In Brazilian real and also excluding condensate processing, net revenue for the quarter was 9% lower than in 4Q07, mainly due to the average appreciation in the Brazilian real against the dollar of 1%.

The variations in total net revenue between the two periods are shown below:

With the aim of improving its productivity and competitiveness, Copesul has increased its condensate processing operations at the Ipiranga and Alberto Pasqualini (REFAP) refineries since 2007. Net revenue from operations totaled R$210 million in 1Q08, R$188 million in 1Q07 and R$263 million in 4Q07.

In 1Q08, 51% of net revenue (excluding condensate resales and sales from Ipiranga Química) was composed of thermoplastic resins. A complete breakdown of net revenue in 1Q08 is shown below:

4.1.1 Exports
Braskem regularly invests in initiatives to strengthen its presence in the international market. To this end, the Company has been building direct relationships with some of its customers since 2006 through proprietary distribution channels in Europe, the United States and Argentina – all markets the Company considers strategic. These investments have resulted in a better sales mix, with more high valued-added products sold at more favorable prices in these markets, especially PE and PP.

Export revenue in 1Q08 reached US$509 million (20% of net revenue), in line with the US$506 million (24% of net revenue) in 1Q07. The lower resin export volumes were offset by the higher prices in the international market in dollar terms in the quarter. Compared with 4Q07, export revenue declined by 13%, due to the lower export volume.

As a direct result of the startup of its distribution operations outside of Brazil, Braskem has kept its resin exports to South America at high levels and increased its sales to Europe, since in these markets the Company increased its direct sales to final clients at better prices. Resin exports in these markets correspond to approximately 65% of total exports and, since the beginning of the year exports have increased more than 60%, due to better sales allocation in the export market as a whole. Sales to Europe and South America increased their share of total exports from 52% in 1Q07 to 64% in 1Q08.

4.2. Cost of Goods Sold
In the first quarter of 2008, Braskem’s 3.8 billion, 10%cost higher thanof in 1Q07. Excluding costs related to Copesul condensate processing in both periods, however, COGS increased by R$ 345 million, mainly due to a 20% hike in the price of naphtha, partially offset by lower sales volume.

In relation to 4Q07, COGS fell by 6%, driven mainly by the lower sales volume in 1Q08.

The average Amsterdam-Rotterdam-Antwerp (ARA) market price of naphtha in 1Q08 was US$842/ton, 52% higher than the US$555/ton registered in 1Q07 and 5% higher than the US$803/ton in 4Q07. The impact of the higher naphtha costs on the Company in 1Q08 compared with 1Q07 was US$552 million.

In 1Q08, Braskem purchased 1,849,000 tons of naphtha, of which 1,116,000 tons (60%) were acquired from Petrobras, the Company’s -materials supplier. The remaining 734,000 tons (40%) were directly imported by the Company, mainly from North Africa and Argentina.

The Company’s costs have been adversely impacted the supply of natural gas to Camaçari. In 2008, higher energy costs driven by the use of fuel oil as a substitute for natural gas negatively impacted Braskem’s results by R$20 million.

The depreciation and amortization included in COGS totaled R$170 million in 1Q08, lower than in both 1Q07 and 4Q07 due to the reduction in sales volume.

4.3. Selling, General and Administrative Expenses

Braskem is committed to reduce its fixed costs and expenses in order to improve its competitiveness. To this end, at the start of 4Q07, the Company launched a program to reduce fixed costs and expenses whose results will be c~~a~~ptured in 2008 and are complementary to the synergies program related to the consolidation of the Southern Petrochemical Complex.

In 1Q08, selling, general and administrative expenses (SG&A) in the quarter were R$261 million, down R$83 million in relation to 1Q07.

Braskem selling expenses in 1Q08 were R$93 million, declining by R$75 million in relation to 1Q07. The main factors of this impact were: (i) lower expenses with the provision for doubtful accounts, in the amount of R$23 million, due to the adjustment of the provision for doubtful accounts booked at Politeno in 1Q07; (ii) reduction in fixed selling expenses in the amount of R$3 million, as a result of the program to reduce fixed expenses; and (iii) lower expenses related to the improved management of the logistics involved in the transfer of products and to the change in the allocation of some expenses aiming at aligning practices between the companies.

Compared with 4Q07, selling expenses were R$70 million lower in 1Q08, primarily due to the same reasons explained before with the exception of provision for doubtful accounts.

In 1Q08, general and administrative expenses were R$ 167 million, down from R$ 176 million in 1Q07. Excluding the impact from non-recurring revenue in the amount of R$17 million in 1Q07, this reduction was R$26 million. This non-recurring revenue consists of an adjustment in the provision for future disbursements by Braskem in the event of liquidation of the Petros plan, which involves Braskem employees formerly employed by Copene. The decline in general and administrative expenses already reflects the results of the program to cut fixed costs announced to the market and implemented by Braskem as of 4Q07, with an impact in the quarter of R$5 million as well as a decline in the provision for profit sharing derived from a change in the calculation criterium.

Compared to 4Q07, general and administrative expenses declined by R$ 9 million, mainly due to lower expenses with services from third parties.

4.4. EBITDA

Braskem’s consolidated EBITDA , R$270for million1Q08 lower thanwas in 1Q07 R. $583 The Company’s solid operating with high capacityperformance, utilization rates, efficient sales policy and reduction in fixed costs in the quarter, was partially offset by rising raw material, with an impact of R$467 million and by a reduction in aromatics price spreads over naphtha from US$371/ton in 1Q07 to US$93/ton in 1Q08.

Braskem’s 1Q08 was 13.2%, EBITDA compressing by 6.1 margin percentage points in relation to 1Q07.

In dollar terms, EBITDA in the quarter was US$336 million.

Braskem’s in 1Q08EBITDA declined by 10% compared with 4Q07, impacted by the lower domestic sales volume and the lower international aromatic prices. 1Q08 EBITDA margin, which was 13.2%, was in line with the one in the 4Q07, when it reached 13.5% .

4.5. Equity results Subsidiaries and Affiliates

Braskem’s consolidated results of subsidiariesinterest and affiliatesin in the 1Q08 was negative in the amount of R$22 million. This figure essentially reflects the amortization of goodwill from investments in Ipiranga Química and Copesul.

The variation against 4Q07 was due to the higher amortization in that quarter due to the goodwill from EDSP58, which was incorporated by Copesul at the end of that period.

(R$ 000)

Equity Income	1Q08	4Q07	1Q07

Equity Income	2,348	(1,005)	(747)
. Rionil	-	-	(82)
. Others	2,348	(1,005)	(665)
FX Variation	148	(2,120)	(2,808)
Others	(1,531)	3,856	5,135
Sub Total (before amortization)	965	731	1,580
Amortization Goodwill	(22,504)	(40,176)	(36,739)

TOTAL	(21,539)	(39,445)	(35,159)

4.6. Net Financial Result

In 1Q08, the consolidated net financial result was an expense of R$200 million, versus an expense of R$104 million in 1Q07, which represents an increase in expenses of R$96 million. This increase was mainly due to the difference in foreign exchange variation between the periods and its impact on the financial result.

In relation to 4Q07, the net financial result in the quarter increased by R$146 million. Once again, the primary factor was the lower impact of foreign exchange variation between the two periods, since the appreciation in the Brazilian real against the U.S. dollar in the quarter was only 1%, versus 4% in 4Q07.

Excluding the effects of foreign-exchange and monetary variations, the financial result in the quarter declined by approximately R$81 million year on year, with this decline composed chiefly of: (i) a reduction of R$36 million in Interest and Vendor due to the lower volume of vendor operations and the reduction in the average cost of dollar-denominated debt, which fell from 8.6% p.a. in 1Q07 to 7.0% p.a. in 1Q08; (ii) lower expenses with CPMF, IOF and income taxes and bank charges of R$17 million, due to the lower volume of funding and amortizations in the quarter and the elimination of the CPMF tax; (iii) the reduction in Other Financial Expenses and Interest on Tax Debits in the amount of R$14 million, due to the lower amount of interest paid to suppliers and the decline in the SELIC rate applicable on tax debits; and (iv) the changes in investments, with a higher impact on the interest line in financial income in the amount of R$13 million.

Compared with 4Q07, the financial result in 1Q08, excluding foreign exchange and monetary fluctuations, was an expense of R$176 million, practically in line with the expense of R$177 million observed in that quarter. The main variations were: (ii) lower expenses with CPMF, IOF and income taxes and bank charges of R$14 million, due to the elimination of the CPMF tax and the reduction in costs due to the lower volume of funding and amortizations in the quarter, and (ii) the decline of R$7 million in Interest and Vendor, due to the reduction in the average cost of dollar-denominated debt, which fell from 7.4% p.a. in 4Q07 to 7.0% p.a. at the close of 1Q08. These positive factors offset the increase of R$19 million in Other Financial Expenses chiefly due to the increase in the interest paid to suppliers.

The table below summarizes Braskem’s consolidated financial results on a quartely basis:

(R$ Million)
	1Q08	4Q07	1Q07
Financial Expenses	(216)	(32)	(77)
Interest / Vendor	(124)	(131)	(160)
Monetary Variation	(37)	(27)	(64)
Foreign Exchange Variation	25	201	259
CPMF/IOF/Income Tax/Banking Expenses	(14)	(29)	(32)
Net interest on Fiscal Provisions	(23)	(22)	(28)
Others	(44)	(25)	(53)
Financial Revenue	16	(21)	(27)
Interest	28	29	15
Monetary Variation	9	3	28
Foreign Exchange Variation	(21)	(53)	(69)

Net Financial Result	(200)	(54)	(104)

(R$ Million)
	1Q08	4Q07	1Q07

Financial Result excluding F/X and MV	(200)	(54)	(104)

Foreign Exchange and Monetary Variations:
Foreign Exchange Variation (F/X)	4	148	190
Monetary Variation (MV)	(29)	(24)	(36)

Net Financial Result	(176)	(177)	(257)

4.7. Net Income

Braskem posted net income of R$83 million in 1Q08, R$45 million less than the net income recorded in 1Q07, due to the reasons previously mentioned.
In relation to 4Q07, net income in 1Q08 grew by 204% against the R$27 million in the previous quarter. This result was positively impacted by the R$116 million gain resulting from the sale of the interest in Petroflex, recorded in non-operating revenue, with an impact after taxes of R$87 million.

4.8. Free Cash Flow

Operating cash generation was negative R$48 million in 3Q07, compared with positive R$908 million in the previous quarter. The reduction was due to the lower operating income in the quarter, as measured by operating cash generation before working capital of R$420 million, compared to R$ 551 million in 4Q07, and due to the higher working capital needs in the quarter of R$468 million. The main variations were: (i) the increase of R$443 million due to the build in inventories of finished products in anticipation of the scheduled maintenance stoppages planned for 2Q08, and (ii) the reduction in raw material acquired affecting suppliers, in the amount of R$124 million. These needs were partially offset by a reduction in the average term for collection from clients, with a positive impact of R$133 million in the quarter.

R$ million	1Q08	4Q07	1Q07

Operating Cash Flow	(48)	908	1,112
Interest Paid	(149)	(75)	(163)
Investment Activities	(1,151)	(2,105)	(224)
Share Buy-back/Share redemption[1]	-	(60)	-
Free Cash Flow (FCF)	(1,349)	(1,332)	725
Taxes Paid	(22)	(88)	(114)

1 In 4Q07 refers to the redemption of Copesul shares

Investment activities in 1Q08 include the last installment related to the acquisition of the petrochemical assets of the Ipiranga Group, in the amount of R$638 million, as well as the last payment in the Politeno acquisition, in the amount of R$ 247 million. The amount in 4Q07 included, in addition to the next-to-last installment of the acquisition, the delisting of Copesul.

4.9 - Capital Structure and Liquidity

As of March 31, 2008, R Braskem’s $ 9.4 billion, 12% higher than grossgross debt at December was 31, 2007. This increase stems mainly from the following factors: (i) the conclusion of the operation to acquire the petrochemical assets of the Ipiranga group, with an impact of R$638 million, (ii) the settlement of the earn-out from the acquisition of Politeno, which required disbursement of R$247 million, and (iii) R$242 million for operational investments and maintenance stoppages in the quarter. In view of these commitments and the operating cash flow compromised by the temporary increase in inventories, consolidated cash and cash equivalents declined by 14% to R$1.9 billion in the quarter, versus R$2.3 billion at the close of 4Q07.

As a result, Braskem’s consolidated R$7.4 billion, an increase net of R$1.3 debt billion overon the R$ 6.1 billion in net debt as of December 31, 2007. In dollar terms, net debt rose from US$3.5 billion on December 31, 2007 to US$4.2 billion on March 31, 2008.

The company's financial leverage, as measured by the ratio of net debt to EBTIDA in the previous 12 months, which stood at 1.93 times (x) in 2007, rose to 2.56x in 1Q08, due to the increase in net debt mentioned above and the decline in EBITDA in the last 12 months.

The average debt term fell from 11 years at the close of 2007 to 10 years at the close of March this year. The shorter debt profile was impacted by the contracting of the last tranche of the bridge loan in the total amount of US$1.2 billion, which was used to acquire the petrochemical assets of the Ipiranga group and to delist Copesul, which will come due in 2009 and 2010. Braskem is working to replace this operation by structured operations that will lengthen the average term of its debt, which already has an annual payment profile that is adequate for the Company’s cash generation.

On April 30, Standard & Poor’s upgraded Brazil´s credit rating to BBB- , which represents investment grade. The new rating will increase the access by Brazilian companies to offshore capital, whether through direct placements abroad, foreign investment on the São Paulo Stock Exchange (Bovespa), or the inflow of funds into productive sectors, with positive repercussions for Brazil’s economy, with impacts on onshore interest rates and economic growth. Given this development, Braskem expects to refinancing at highly competitive terms this bridge loan.

At the end of March, 2008, U.S. dollar-denominated debt had 73%, from 71% at the close of 4Q07. The following charts show Braskem gross debt by category and index.

The chart below shows the Company’s consolidated amortization schedule as of March 31, 2008.

5. CAPITAL EXPENDITURES:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem consolidated capital expenditure totaled R$242 million in 1Q08, compared with R$189 million in 1Q07. These funds were invested in operations, in the occupational health and safety and environmental area, and in information technology, and benefited all of the Company's business units.

The investment in the PP plant in Paulínia consumed R$26 million, equivalent to the consolidated portion (60%) of the investments in the unit. The plant started operations in 2Q08, rigorously within the announced schedule, demonstrating Braskem’s competence in managing its expansion projects.

The Company disbursed R$50 million in scheduled maintenance stoppages, in keeping with its goal of ensuring that all of its plants operate at high levels of reliability.

6. CAPITAL MARKETS:

Braskem Class A preferred shares traded on the São Paulo Stock Exchange (BOVESPA: BRKM5) closed the first quarter at R$14.90 per share, gaining 8% in relation to the closing price at yearend 2007, while the benchmark Ibovespa index lost 5% in the same period. Braskem stock benefitted from the release of strong results reported in 2007, the announcement of a new stock buyback program and the payment of dividends, with a dividend yield of 4.3% .

Braskem’s Depository Receipts American (NYSE: BAK) closed the quarter at US$16.96 per ADR, gaining 9% in the quarter, while the Dow Jones Industrial Average declined by 8%. Braskem shares traded on the Latibex (Latibex: XBRK) sheddingclosed 2% in thethe quarter,year while the FTSE100at €5 Europe . 32, Index fell 12%.

Average daily trading volume in Braskem Class A preferred shares traded on the Bovespa (BOVESPA: BRKM5) declined by 18%, from R$23.9 million in 4Q07 to R$19.6 million in 1Q08. Braskem’s U (NYSE: BAK) registered average daily trading volume of US$3.8 million, 8% higher than average daily trading volume in 4Q07. Average daily ibex shares (Latibex: XBRK) fell 46%trading volume to €20,900 in 1Q08, down . from €38,400 in 4Q07.

In the Ibovespa index portfolio for May-August 2008, Braskem shares are ranked 34th in terms of liquidity and weighted at 0.87% of the total index.

On March 31, 2008, Braskem received the Top 5 in Financial Information Disclosure Best Practices Award conferred by MZ Consult in the 10th Annual IR Global Rankings. A total of 160 companies from 31 countries participated in the award. The evaluation of best disclosure practices takes into account the quality of the information made available to investors and the market and is based on the following criteria: operating information, analysis of the income, balance sheet and cash flow statements, provision of outlooks, as well as the information disclosure and dissemination channels used by the companies, including investor relations websites.

Stock Performance - BRKM5	03/31/2008	12/31/2007	09/30/2007	06/30/2007	03/31/2007
Closing Price (R$ per share)	14.90	13.80	16.55	16.54	14.58
Return in the Quarter (%)	8	-17	0	13	2
Accumulated Return (%)*	511	466	579	578	498
Bovespa Index Accumulated Return (%)*	441	467	437	383	306
Average Daily Trading Volume (R$ thousand)	19,635	23,890	25,681	28,135	26,178
Market Capitalization (R$ million)	6,449	6,472	7,762	6,420	5,657
ADR Performance - BAK (1 ADR = 2 BRKM5)	03/31/2008	12/31/2007	09/30/2007	06/30/2007	03/31/2007
Closing Price (US$ per ADR)	16.96	15.49	18.05	17.29	14.08
Return in the Quarter (%)	9	(14)	4	23	2
Accumulated Return (%)*	1,052	952	1,126	1,074	856
Average Daily Trading Volume (US$ thousand)	3,812	3,543	4,359	4,305	3,264
Market Capitalization (US$ million)	3,687	3,654	4,221	3,333	2,759
XBRK Performance on Latibex	03/31/2008	12/31/2007	09/30/2007	06/30/2007	03/31/2007
Closing Price (Euros per Share)	5.32	5.42	6.20	6.42	5.48
Return in the Quarter (%)	(2)	(13)	(3)	17	8
Accumulated Return (%)*	803	818	936	969	827
Average Daily Trading Volume (Thousand Euros)	20,889	38,400	39,031	69,368	80,544
Share Distribution	03/31/2008	12/31/2007	09/30/2007	06/30/2007	03/31/2007
Total Number of Shares (thousand)	432,838	449,433	449,433	371,936	370,402

. Common Shares (ON) - BRKM3	149,811	149,811	149,811	123,979	123,492

. Preferred Shares Class "A" (PNA) - BRKM5	282,224	298,819	298,819	247,154	246,107

. Preferred Shares Class "B" (PNB) - BRKM6	803	803	803	803	803

(-) Shares in Treasury (PNA) (1) - BRKM5	0	(16,594)	(16,594)	(16,594)	(14,363)

= Total Number of Shares (ex Treasury)	432,838	432,838	432,838	355,342	356,039

*base date 12/31/2002.
Sources: Economática/Bloomberg/Braskem

7. CONSOLIDATION OF THE PETROCHEMICAL ASSETS OF THE SOUTHERN PETROCHEMICAL COMPLEX:

The acquisition of the petrochemical assets of the Ipiranga group was concluded in 1Q08, with the payment of the last installment and the delivery of the assets by Ultrapar on February 27, 2008. The next step consists of the integration at Braskem of the interest of Petrobras/Petroquisa in these assets and in Petroquímica Paulínia, and the corresponding increase in their interest in Braskem, which should occur before the close of 2Q08.

In this consolidation process, a series of opportunities to capture synergies and create value were identified, with expected gains of US$1.1 billion in net present value to be captured over the next two years. This amount comprises opportunities on various different fronts, in particular: in the industrial and commercial areas, which represent almost half of the expected amount, and in the financial area, with gains of some US$400 million, the capture of which will be accelerated when the assets are incorporated, which should happen until the end of 2008. The investments needed to achieve these synergies is approximately R$250 million.

The company expects to capture approximately R$200 million in EBITDA on an annualized and recurring basis, R$108 million of which already in 2008. The capture of synergies continues at a rapid pace, and as of 1Q08 a total of R$77 million in annual and recurring EBITDA gains were captured, with a focus on the initiatives involving the commercial and supply chain areas. In addition to this operational gain, we also captured additional annual and recurring gains of R$59 million with an impact on the cash position.

8. OUTLOOK:

The global macroeconomic outlook, while affected in the short term by uncertainties in the U.S. economy and their effect on the rest of the world, points to growth in the global economy of more than 3% per year. It is also clear that Brazil finds itself better prepared to face a potential slowdown in global growth rates, given its improved macroeconomic situation, the economy’s lower dependence on exports and the recent upgrade in Brazil’s credit rating to investment grade by Standard & Poor’s.

Under these circumstances, Braskem believes that the global petrochemical industry will benefit from high growth rates in significant markets for petrochemicals, such as China and India, driven principally by growth in their domestic demand. Moreover, the level of ethylene supply forecast for 2008 represents growth of only 4.5% over 2007 ethylene production, supporting assumptions that in 2008 capacity utilization rates for ethylene production will be high.

Braskem expects Brazilian GDP in 2008 to grow around 4.5%, sustained by internal demand driven by higher disposable income and the greater availability of credit at longer terms. Under these assumptions, and in view of the growth observed in 1Q08, the Brazilian market for thermoplastics resins should grow by roughly 10% in 2008, with significant demand from the construction, automobile manufacturing and agribusiness sectors, among others. Braskem expects to benefit from this environment, drawing on its market leadership and unique range of products and services differentiated by technology and innovation. Braskem expects to operate its 4 basic petrochemical units at high utilization rates in 2H08, with productivity and efficiency gains deriving from scheduled maintenance stoppages that are being held at: the Olefins 1 unit of Copesul, where the maintenance stoppage was concluded in early May, as previously mentioned; and the Olefins 1 unit at the Camaçari Complex, which will begin its stoppage on May 25, with total expected downtime of 30 days. The Company expects an additional gain in working capital during 2Q and 3Q08 as it sells the resins inventories built to prevent these stoppages from affecting the supply to its customers.

From a strategic standpoint, Braskem plans to advance on the three fronts of its growth strategy associated with the creation of value for all shareholders: (i) consolidation of the Brazilian petrochemical industry, concluding the integration process of the Petrobras/Petroquisa stakes at the petrochemical assets of the Ipiranga Group and at Petroquímica Paulínia by the close of 1H08; (ii) diversification of feedstock through access to competitive raw materials, a factor of increasing importance for ensuring competitiveness in a globalized world; and (iii) innovation, advancing the project for green polymers made from renewable raw materials.

Braskem is also due to expand its production capacity, implementing new projects without abandoning fiscal discipline by making investments that provide returns that exceed the company's cost of capital. These new projects for expanding capacity at existing plants are: (i) an expansion of PP and PE capacity at the Southern Petrochemical Complex, currently under study; and (ii) an expansion in PVC capacity of 200,000 tons, with operational startup in 2010. Also under study is the construction of a new PP plant in Camaçari in 2012.

Among the expansion projects designed to increase competitiveness by gaining access to competitively priced raw materials are two joint ventures with Pequiven in Venezuela. One project is for annual production of 450,000 tons of PP integrated with the propane dehydrogenation unit, with startup slated for 20210, while the other is for annual production of 1,100,000 tons of PE integrated with an ethane cracker, with startup expected in 2012. The PP and PE volumes will serve demand for resins from the Venezuelan market and provide a competitive platform for the export of these products to North America, Europe and the western coast of South America.

Shareholders’ agreements for these ventures have most modern principles of corporate governance. Consensus-based decision making will predominate, and the respective roles of each JV partner are clearly defined. During 2008, these joint ventures will work to structure their project finance, in collaboration with export credit agencies, and private and development banks, and to complete the studies and engineering plans for the two projects. The Company and Pequiven will make a final investment decision once these studies are complete, with the studies related to the PP project expected before the close of this year.

On the innovation front, Braskem plans to present to the Board of Directors before midyear the project for a new plant capable of producing 200,000 tons of green polyethylene per year from sugarcane ethanol, scheduled to come on line in 2010. The first company in the world to produce polyethylene certified as having been manufactured from 100% renewable raw materials, Braskem is currently operating its pilot unit for green polymer production at full capacity – 12 tons per year – at the Company’s Innovation Center. It is also pursuing a number of ongoing projects with domestic and international market leaders with an interest in partnering with Braskem to realize technological advances that contribute to the cause of sustainability.

Progress on all these strategic fronts contribute to the goal of making Braskem one of the ten largest global petrochemical companies in terms of enterprise value, generating value for all its shareholders.

9. EXHIBITS LIST

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

EXHIBIT I
Consolidated Income Statement (1)
(R$ million)

Income Statement	1Q08	4Q07	1Q07	Change (%)	Change (%)
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Gross revenue	5,638	6,153	5,620	(8)	0
Net revenue	4,410	4,809	4,424	(8)	(0)
Cost of goods sold	(3,760)	(4,019)	(3,412)	(6)	10
Gross profit	650	789	1,012	(18)	(36)
Selling expenses	(93)	(163)	(168)	(43)	(44)
General and Administrative expenses	(167)	(176)	(176)	(5)	(5)
Depreciation and amortization	(131)	(129)	(108)	1	21
Other operating income (expenses)	24	5	(4)	396	-
Investments in Associated Companies	(22)	(39)	(35)	(45)	(39)
• Equity Result	1	1	2	32	(39)
• Amortization of goodwill/negative goodwill	(23)	(40)	(37)	(44)	(39)
Operating profit before financial result	261	287	521	(9)	(50)
Net financial result	(200)	(54)	(104)	274	94
Operating profit (loss)	61	233	417	(74)	(85)
Other non-operating revenue (expenses)	113	(41)	(4)	-	-
Profit (loss) before income tax and social contribution	173	193	413	(10)	(58)
Income tax / social contribution	(47)	(161)	(138)	(70)	(66)
Profit Sharing	(6)	(7)	-	(13)	-
Profit (loss) before minority interest	120	25	275	379	(56)
Minority Interest	(37)	2	(148)	-	(75)
Net profit (loss)	83	27	127	204	(35)

Earnings per share (EPS)	0.19	0.06	0.34	215	(44)
Earnings per share ex-amortization of goodwill	0.42	0.30	0.62	43	(32)

EBITDA	583	648	853	(10)	(32)
EBITDA Margin	13.2%	13.5%	19.3%	-0.3 p.p.	-6.1 p.p.
-Depreciacion and Amortization	300	322	297	(7)	1
• Cost	170	193	189	(12)	(10)
• Expense	131	129	108	1	21

(1) Considers the effects of the acquisition of petrochemical assets of Grupo Ipiranga as of January 1st, 2006

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	03/31/2008	12/31/2007	Change(%)
	(A)	(B)	(A)/(B)
Current Assets	6,851	6,596	4
• Cash and Cash Equivalents	1,727	2,139	(19)
• Account Receivable	1,362	1,497	(9)
• Inventories	2,733	2,264	21
• Recoverable Taxes	482	310	55
• Dividends/Interest on Owners' Equity	3	4	(24)
• Advances to Suppliers	56	73	(22)
• Others	488[1]	310[1]	58
Long-Term Assets	2,005	1,959	2
• Related Parties	47	49	(3)
• Compulsory Deposits and Escrow accounts	113	108	5
• Deferred income taxes and social contribution	405	395	2
• Recoverable Taxes	1,126	1,175	(4)
• Others	314	232	35
Fixed Assets	12,251	12,337	(1)
• Investments	42[2]	1,073	(96)
• Plant, property and equipment	9,540	8,576	11
• Deferred	2,669	2,687	(1)

Total Assets	21,108	20,892	1

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2008	12/31/2007	Change(%)
	(A)	(B)	(A)/(B)
Current	5,213	5,923	(12)
• Suppliers	2,866	2,968	(3)
• Short-term financing	1,387	1,180	18
• Salaries and social charges	261	261	0
• Dividends/Interest on Owners' Equity	308	308	(0)
• Income Tax Payable	55	15	257
• Receivable Taxes	158	162	(2)
• Advances from Clients	65	23	178
• Others**	112	1,006[3]	(89)
Long-Term Liabilities	9,397	8,589	9
• Long-term financing	7,976	7,202	11
• Taxes Payable	1,247	1,210	3
• Others	174	177	(2)
Deferred Income	24	25	(5)
Minority Interest	635	598	6
Shareholders' Equity	5,839	5,757	1
• Capital	4,641	4,641	0
• Capital Reserves	457	458	(0)
• Treasury Shares	(13)	(258)	(95)
• Profit reserve	671	915	(27)
• Retained Earnings (Losses)	83	0	38,750

Total Liabilities and Shareholders' Equity	21,108	20,892	1

1	In 4Q07 includes R$ 137 million in Investments for sale - Petroflex. In 1Q08, includes R$ 252 million from Petroflex sale, received on April 1st, 2008.
2	Reversal of cash advance for investment acquisition in the amount of R$ 1,028 million, related to the conclusion of the acquisition of Ipiranga Group’s
3	Includes R$ 247 million regarding the last installment of the Politeno acquisition and R$ 633 million regarding the remaining portion of the acquisition of the Grupo Ipiranga petrochemical assets, payed in 1Q08.

EXHIBIT III
Consolidated Cash Flow
(R$ million)

Cash Flow	1Q08	4Q07	1Q07
Net Income for the Period	83	27	127
Expenses (Revenues) not affecting Cash	337	523	452
Depreciation and Amortization	308	322	297
Equity Result	22	39	35
Interest, Monetary and Exchange Restatement, Net	91	61	(24)
Minority Interest	37	(2)	148
Others	(121)	104	(4)
Adjusted Profit (loss) before cash financial effects	420	551	579
Cash impact from Ipiranga Acquisition	(0)	(29)	-
Asset and Liabilities Variation, Current and Long Term	(468)	387	533
Asset Reductions (Additions)	(400)	354	724

Marketable Securities	29	15	367
Account Payable	133	249	216
Recoverable Taxes	(97)	164	35
Inventories	(443)	(113)	(37)
Advances Expenses	14	(11)	18
Dividends Received	4	(0)	83
Other Account Receivables	(40)	51	42
Liabilities Additions (Reductions)	(68)	33	(191)

Suppliers	(124)	314	(189)
Advances to Clients	15	(3)	1
Fiscal Incentives	(1)	6	14
Taxes and Contributions	38	(361)	6
Others	4	78	(22)
Cash resulting from operating activities	(48)	908	1,112
Investment Activities	(1,151)	(2,105)	(224)
Fixed Assets Sale	1	27	0
Investment	(622)	(563)	0
Fixed Assets	(242)	(503)	(218)
Deferred Assets	(288)	(1,067)	(7)
Subsidiaries and Affiliated Companies, Net	0	(3)	(45)
Financing Activities	883	1,669	(677)
Inflows	2,208	3,337	693
Amortization and Paid Interest	(1,326)	(1,603)	(1,170)
Share Buy-Back	-	(60)	-
Dividend/Interest attributable to Shareholders	(0)	(7)	(201)
Others	1	1	(0)

Cash and Cash Equivalents Increase (Reduction)	(316)	470	165
Cash and Cash Equivalents at the beginning of period	1,890	1,421	1,717
Cash and Marketable Securities at the end of period	1,574	1,890	1,882

EXHIBIT IV
Consolidated Production Volume
(tons)

PRODUCTION VOLUME

Tons	1Q07	2Q07	3Q07	4Q07	1Q08

Polyolefins Unit
• PE´s - Polyethylene	409,041	414,299	422,471	403,736	397,486
• PP - Polypropylene	174,351	178,843	177,035	178,457	175,991
• Total (PE´s + PP)	583,392	593,142	599,507	582,193	573,477

Vinyls Unit
• PVC - Polyvinyl Chloride	116,518	113,911	114,831	120,162	130,023
• Caustic Soda	113,757	114,666	114,261	115,873	120,228
• EDC	46,110	13,018	34,758	27,196	26,762
• Chlorine	14,970	15,615	15,890	15,890	15,047

Basic Petrochemical Unit
• Ethylene	590,071	601,286	593,470	581,322	586,278
• Propylene	296,683	297,634	300,766	288,959	288,473
• Benzene	186,506	175,325	184,170	174,880	173,943
• Butadiene	64,901	49,137	68,820	66,675	63,147
• Toluene	7,765	15,747	6,303	7,963	7,000
• Fuel (m3)	166,303	163,585	178,491	167,956	171,437
• Para-xylene	37,453	15,910	46,089	42,212	32,132
• Ortho-xylene	19,877	14,578	18,008	17,744	15,891
• Isoprene	3,152	3,742	3,106	3,023	5,176
• Butene 1	17,961	13,748	14,688	22,089	22,961
• MTBE	62,334	48,553	46,834	32,268	30,689
• ETBE	-	-	9,367	37,992	40,814
• Mixed Xylene	25,890	40,074	20,419	19,298	22,934

Business Development
• PET	15,320	10,249	-	-	-
• Caprolactam	11,730	8,358	10,542	10,986	11,871

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08

Polyolefins Unit
• PE´s - Polyethylene	227,553	248,365	277,429	267,427	241,893
• PP - Polypropylene	141,496	153,858	156,281	151,190	148,452
• Total (PE´s + PP)	369,049	402,222	433,710	418,617	390,346

Vinyls Unit
• PVC - Polyvinyl Chloride	102,647	110,278	117,444	134,544	115,780
• Caustic Soda	102,818	108,999	112,450	124,371	107,999
• EDC	-	-	-	-	15,084
• Chlorine	15,333	15,040	15,069	15,215	14,800

Basic Petrochemical Unit
• Ethylene	118,957	115,147	117,287	128,858	106,395
• Propylene	90,604	98,988	95,025	96,629	96,757
• Benzene	83,173	82,697	73,799	83,917	57,595
• Butadiene	52,187	44,316	57,767	55,829	61,357
• Toluene	9,775	5,849	10,156	11,648	9,371
• Fuel (m3)	147,276	112,234	154,839	139,417	125,297
• Para-xylene	-	-	-	-	-
• Ortho-xylene	14,522	16,885	17,358	17,084	16,985
• Isoprene	2,227	1,476	1,254	1,561	2,949
• Butene 1	5,946	5,346	6,653	6,643	6,856
• Mixed Xylene	13,476	15,971	14,582	13,653	13,354

Business Development
• PET	17,475	14,057	13,044	15,757	9,851
• Caprolactam	4,307	4,664	5,059	4,236	3,870

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08

Polyolefins Unit
• PE´s - Polyethylene	160,533	174,567	144,254	119,531	94,247
• PP - Polypropylene	27,499	40,616	21,283	23,723	22,684
• Total (PE´s + PP)	188,032	215,183	165,536	143,254	116,931

Vinyls Unit
• PVC - Polyvinyl Chloride	17,455	10,872	7,216	3,496	5,642
• Caustic Soda	4,113	-	-	-	-
• EDC	36,190	12,373	31,202	25,125	10,059
• Chlorine	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	9,616	9,155	2,709	-	-
• Propylene	24,553	29,828	21,712	16,868	-
• Benzene	84,528	87,206	98,278	77,354	82,109
• Butadiene	9,821	12,269	9,939	9,021	3,301
• Toluene	-	10,496	-	-	-
• Fuel (m3)	15,614	50,905	19,281	19,471	16,829
• Para-xylene	23,507	14,695	49,285	33,945	31,017
• Ortho-xylene	4,193	-	-	-	-
• Isoprene	-	830	2,517	836	1,680
• Butene 1	2,809	6,836	-	13,698	2,022
• Mixed Xylene	14,286	19,934	11,472	8,120	3,219

Business Development
• PET	353	249	516	148	-
• Caprolactam	7,788	4,675	5,776	8,459	7,429

EXHIBIT VII
Consolidated Net Revenue
Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08

Polyolefins Unit
• PE´s - Polyethylene	789	855	1,016	1,003	913
• PP - Polypropylene	497	529	549	526	516
• Total (PE´s + PP)	1,286	1,384	1,565	1,529	1,429

Vinyls Unit
• PVC - Polyvinyl Chloride	255	276	312	373	308
• Caustic Soda	82	88	94	107	100
• EDC	-	-	-	-	10
• Chlorine	9	8	7	7	6

Basic Petrochemical Unit
• Ethylene	273	268	271	305	267
• Propylene	181	212	202	206	219
• Benzene	180	191	159	159	106
• Butadiene	126	105	138	114	132
• Toluene	18	12	19	20	17
• Fuel	142	109	149	132	136
• Para-xylene	-	-	-	-	-
• Ortho-xylene	32	39	40	32	33
• Isoprene	11	7	5	6	10
• Butene 1	15	13	17	18	18
• Mixed Xylene	29	37	33	30	31

Business Development
• PET	54	40	38	43	29
• Caprolactam	25	26	25	20	18

Resale of Condensate	188	367	81	219	210
Ipiranga Química	113	94	98	129	14
Others	339	354	320	321	433

Total	3,357	3,630	3,574	3,769	3,527

EXHIBIT VIII
Consolidated Net Revenue
Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08

Polyolefins Unit
• PE´s - Polyethylene	447	478	403	325	295
• PP - Polypropylene	73	106	58	62	70
• Total (PE´s + PP)	520	584	460	387	365

Vinyls Unit
• PVC - Polyvinyl Chloride	34	22	15	7	12
• Caustic Soda	3	-	-	-	-
• EDC	26	8	20	16	6
• Chlorine	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	20	18	6	-	-
• Propylene	45	57	43	31	0
• Benzene	185	194	194	128	147
• Butadiene	22	27	21	18	7
• Toluene	-	17	-	-	-
• Fuel	13	55	20	19	22
• Para-xylene	49	33	100	62	60
• Ortho-xylene	8	-	-	-	-
• Isoprene	-	5	14	4	7
• Butene 1	4	13	-	38	4
• Mixed Xylene	18	32	15	10	5

Business Development
• PET	1	1	1	0	-
• Caprolactam	36	23	25	36	31

Resale of Condensate	-	77	-	-	-
Ipiranga Química	1	1	1	-	7
Others	82	173	116	282	210

Total	1,067	1,338	1,050	1,039	884

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.